UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

X3 Holdings Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

As previously disclosed, on April 10, 2024, X3 Holdings Co., Ltd. (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price of its ordinary shares was below US$1.00 per share for a period of 30 consecutive business days and that the Company did not comply with the minimum bid price requirement as set forth in the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Company was provided 180 calendar days and has received an extension of 180 calendar days to April 7, 2025 to regain compliance with the Minimum Bid Price Requirement. Nasdaq has determined that the closing bid price of the Company’s ordinary shares has been at US$1.00 per share or greater for 10 consecutive business days from March 17, 2025 to April 11, 2025. On April 11, 2025, Nasdaq notified the Company that it has regained compliance with the Minimum Bid Price Requirement and the matter is now closed.

On April 16, 2025, the Company issued a press release announcing that it has regained compliance with the Minimum Bid Price Requirement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 16, 2025 announcing compliance with the Nasdaq Minimum Bid Price Requirement

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 16, 2025

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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